ALLEGHANY CORPORATION

1411 Broadway

New York, New York 10018

May 17, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alleghany Corporation
Form 10-K for the Fiscal Year December 31, 2016
Filed February 22, 2017
File Number: 001-09371

To the Staff of the Securities and Exchange Commission:

The following information is provided by Alleghany Corporation (“Alleghany,” “we” or “our”) in response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated May 3, 2017, as a result of the Staff’s review of Alleghany’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “2016 Form 10-K”). For ease of reference, the Staff’s comments are included in bold followed by our responses. Capitalized terms used but not defined herein have the meanings ascribed to them in the 2016 Form 10-K. All references in the following information to page numbers in the 2016 Form 10-K are to pages in the EDGAR version of such document.

In responding to the Staff’s comments, Alleghany acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2016 Form 10-K; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2016 Form 10-K; and that Alleghany may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notes to Consolidated Financial Statements

6. Liability for Loss and LAE

(c) Supplementary Information on Incurred and Paid Loss and LAE Development, page 150

1.	Please clarify for us what you mean by supplementary information in the heading and first sentence of this section, which seems to infer that all information in this section of Note 6 is supplementary information. ASC 944-40-50 appears to limit what is deemed supplementary information. Refer to ASC 944-40-50-4B and 50-4G.

RESPONSE: Although the column headings for each of the 2007 through 2015 years in the incurred and paid loss and loss adjustment expense (“LAE”) tables were labeled as being “unaudited,” and thus, by definition are “supplementary information,” in response to the Staff’s comment, in its future Reports on Form 10-K, Alleghany will revise its disclosure substantially in the form as shown below:

        “(c) ~~Supplementary~~ Information on Incurred and Paid Loss and LAE Development

        The following is ~~supplemental~~ information about incurred and paid loss and LAE development, net of reinsurance. The information for accident years 200x-201x is unaudited and is provided as supplementary information. Information is also included for the portion of unpaid loss and LAE, net of reinsurance recoverables, that relate to IBNR and, for the insurance segment, the cumulative number of reported insurance claims.”

2.	Please tell us whether the amount for each accident year under the IBNR column presented in your incurred loss and LAE tables includes the expected development on reported claims as stipulated in ASC 944-40-50-4Da. If not, tell us how your presentation complies with GAAP.

RESPONSE: As stipulated in ASC 944-40-50-4Da, the amount for each accident year under the IBNR column presented in our incurred loss and LAE tables includes the expected development on reported claims.

3.	You have excluded cumulative claims frequency information required by ASC 944-40-50-4Db. in your incurred loss and LAE tables for the reinsurance segment. Please tell us why and how your disclosure complies with the last sentence of that paragraph.

RESPONSE: ASC 944-40-50-4Db requires the following disclosure: “Cumulative claim frequency information, unless it is impracticable to do so. If it is impracticable to disclose claim frequency information, where the term impracticable has the same meaning as impracticability in paragraph 250-10-45-9, an insurance entity shall disclose that fact and explain why the disclosure is impracticable.”

Claim frequency information for our insurance subsidiaries contained within our insurance segment is generally available and practicable to obtain. However, claim frequency information is generally not available or practicable to obtain for our reinsurance segment operations. Specifically, the number of reported insurance claims tracked and maintained at insurance entities is generally not passed along to their reinsurers. In response to the Staff’s comment, in its future Reports on Form 10-K, Alleghany will clarify that the cumulative number of reported insurance claim information is impracticable to provide for the reinsurance segment, substantively in the form as shown below.

“Information is also included for the portion of unpaid loss and LAE, net of reinsurance recoverables, that relate to IBNR and, for the insurance segment, the cumulative number of reported insurance claims. For the reinsurance segment, reported insurance claim information is generally not received from the cedants, and such information is therefore impracticable to disclose.”

4.	Please refer to your reinsurance segment—casualty & other incurred and paid loss and LAE tables. It appears that, based on disclosure in Note 13, the following assumed reinsurance lines of business are included in these tables: directors’ and officers’ liability; errors and omissions liability; general liability; medical malpractice; ocean marine and aviation; auto liability; accident and health; surety; and credit. Provide us an analysis demonstrating why further disaggregation of these tables is not necessary under ASC 944-40-50H.

RESPONSE: Management respectfully submits that its disaggregation between Reinsurance Segment – Property and Reinsurance Segment – Casualty & Other is the appropriate level of presentation for our reinsurance segment.

ASC 944-40-50H states in part that an insurance entity shall aggregate or disaggregate the disclosures in paragraphs 944-40-50-4B through 50-4G and 944-40-50-5 so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have significantly different characteristics. In addition, ASC 944-40-55-9A further states “…the extent to which an insurance entity’s information is aggregated or disaggregated for the purposes of those disclosures depends on the facts and circumstances that pertain to the characteristics of the liability for unpaid claims and claim adjustment expenses.”

The characteristics of the liability for unpaid claim and claim adjustment expenses within the Reinsurance Segment – Casualty & Other are substantially similar to warrant inclusion as an aggregated class of similar lines of business. In making this determination, we considered several factors. The vast majority of the Reinsurance Segment – Casualty & Other’s net loss and LAE reserves as of December 31, 2016 are comprised of business we internally categorize as directors’ and officer’s liability (“D&O”), errors and omissions liability (“E&O”), general liability and medical malpractice lines of business. These lines have similar loss reporting patterns, loss payout patterns and average loss duration as outlined in the table below. Further, no other individual line of business or grouping of similar lines of business represents a significant portion of the Reinsurance Segment – Casualty & Other’s net loss and LAE reserves.

	Percentage of Net Loss and LAE
	Reserves as of December 31, 2016:
Line Name	Casualty & Other	Reinsurance Segment	Alleghany Consolidated	80% of Ultimate Losses Paid Out Within	Average Duration
D&O, E&O, general liability and medical malpractice	72%	64%	52%	10 years	5 years
All other lines	28%	25%	20%	5 years	3 years

Total Casualty & Other	100%	89%	72%	9 years	4 years

Given the significance of the D&O, E&O, general liability and medical malpractice lines of business and the similar characteristics of these lines’ liabilities, we determined that the inclusion of the other lines does not obscure the overall characteristics of the claims liabilities, their reporting patterns, payout patterns or duration presented, and additional disaggregation would not provide an investor with additional insight into our business.

In addition, there were no meaningful patterns in the lines of business that comprise the remaining portion of Reinsurance Segment – Casualty & Other’s net loss and LAE reserves that we believe further warrant disaggregation. In our view, the segregation of these other lines of business would provide insignificant detail which would not be helpful to the reader.

The reinsurance contracts we underwrite often cover several of these lines of business in a single contract due to their similar characteristics. The economics of the contracts are priced by blending multiple product risks included in each treaty. Similarly, reserves are calculated using underwriting year data, which can include multiple products within the contract. Conversion of data from underwriting year and disaggregation of data between lines of business that are covered in a single contract would require significant estimation, be at risk of inconsistency and would diminish reliability and ultimately be of limited use to the reader.

Finally, we note that the disclosure in the 2016 Form 10-K complies with the implementation guidance in ASC 944-40-55-9A and is consistent with how we manage and evaluate our business and consistent with how we have presented such information in our other disclosure documents as follows:

•	Our Reports on Form 10-K and 10-Q disclose the reinsurance segment’s underwriting results disaggregated between Property and Casualty & Other.
•	Our Quarterly Financial Supplement discloses underwriting results for the reinsurance segment between Property and Casualty & Other.
•	Our earnings releases discuss underwriting performance consistent with the aforementioned segment disclosures.
•	The statutory filings of the reinsurance segment’s U.S. domiciled operating companies are disaggregated by annual statement lines of business which do not correspond to how management views and manages its operations. The lines of business disclosed in Note 13 which comprise the Casualty & Other segment are internal definitions distinct from annual statement lines of business and are not available in an accident year format.

Provide us incurred and paid loss and LAE information for each of these lines similar to what would be required under ASC 944-40-50-4B and 50-4D.

RESPONSE: With respect to the aforementioned request to provide incurred and paid loss and LAE information for each of these lines similar to what would be required under ASC 944-40-50-4B and 50-4D, we are unable to provide accident year information for the lines requested without significant undue effort as our Reinsurance Segment business is managed on an underwriting year-basis. As further described below, we propose to enhance our footnote disclosures in future Reports on Form 10-K with qualitative disclosures.

Our reinsurance segment business is managed on an underwriting year-basis and calendar year-basis, and is not readily convertible to an accident year-basis. Underwriting year is the year in which a reinsurance contract is bound and does not correspond with a single accident year. The lines of businesses in the Reinsurance Segment – Casualty & Other listed in Note 13 are internal definitions which are tracked by underwriting year (which would include results from multiple accident years) and historically have not been converted to an accident year format.

We respectfully submit that our ability to provide accident year incurred and paid loss and LAE information for each of D&O; E&O; general liability; medical malpractice; ocean marine and aviation; auto liability; accident and health; surety; and credit would require significant undue effort for the Company. This would entail a significant project timeline, is impracticable to be accomplished and, as discussed above, does not provide additional useful information to the reader to warrant such efforts.

With respect to effort and impracticability, approximately seventy percent of our Reinsurance Segment – Casualty & Other premium is proportional assumed reinsurance. For proportional assumed reinsurance business, individual claim data including accident year detail is not reported to us by our cedants. In general, the bordereaux received from cedants on assumed proportional reinsurance business aggregates all activity into several line items – written premium, unearned premiums, paid losses and case reserves – and vary from cedant to cedant. Our reinsurance segment operations then take such information and estimate losses by accident year through a process of allocating underwriting year results to accident year results. However, this process, which is done annually, is undertaken solely to comply with our reinsurance operations’ U.S. statutory filings requirements, and is allocated only to statutory annual statement lines of business and not to the internal line of business classifications by which we manage our business. Further, our statutory filings only include our U.S. domiciled reinsurance companies and not our foreign reinsurance subsidiaries. Foreign subsidiary accident year information by internal line of business is also not available and would have to be prepared for the past 10 years’ results.

In order to provide an investor with additional information supporting the level of disclosure, we would respectively propose to enhance our Reinsurance Segment – Casualty & Other disclosures in future Reports on Form 10-K with qualitative disclosures on the net loss and LAE reserves, substantively in the form as shown below.

“The great majority of Reinsurance Segment – Casualty & Other net loss and LAE reserves consist of reserves from the D&O, E&O, general liability and medical malpractice lines of business. These lines all have similar loss reporting patterns, loss payout patterns (roughly 80% of ultimate losses are paid out within 10 years) and duration (average of 5 years).”

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Please do not hesitate to contact me (212-752-1356) with any further comments or questions you may have.

Very truly yours,

/s/ John L. Sennott, Jr.
John L. Sennott, Jr.
Senior Vice President and chief financial officer